

STOCK EXCHANGE RELEASE April 29, 2008 at 1:00 pm

AMER SPORTS CORPORATION INTERIM REPORT JANUARY-MARCH 2008 (IFRS)

- Amer Sports Q1 net sales decreased 5% to EUR 363.0 million. The results were particularly affected by the weakening of the U.S. dollar. Net sales in local currency terms increased 2%.
- Earnings before interest and taxes (EBIT) improved to EUR 0.0 million (-7.8). The Winter and Outdoor business drove the improvement of EBIT; its net sales increasing 15% in local currency terms. Earnings per share amounted to EUR -0.07 (-0.15).
- The restructuring of the winter sports equipment business is progressing as scheduled. These procedures will increase the company's cost competitiveness in the coming years. The general recovery of the winter sports equipment marketplace, based on received pre-orders, is progressing but inconsistently.
- The slowdown of North American consumer demand is creating uncertainty regarding the full-year outlook. The company's full-year result, before non-recurring items, is expected to improve compared with last year.

EUR million	1-3/ 2008	1-3/ 2007	Change %	2007
Net sales	363.0	381.8	-5	1,652.0
Gross profit	145.6	143.9	1	664.4
EBIT before non-recurring items	0.0	-7.8		92.2
Non-recurring items	-	-		-42.7
EBIT	0.0	-7.8		49.5
Financing income and expenses	-6.9	-6.8	-1	-24.9
Earnings before taxes	-6.9	-14.6	53	24.6
Net result	-5.2	-11.0	53	18.5
Earnings per share, EUR	-0.07	-0.15		0.25
Earnings per share, excluding non-recurring items, EUR	-	-		0.70

Roger Talermo, President and CEO:

"Organic growth in the sports equipment market was minimal. In the United States, demand was two-sided: sales slowed down in major department store chains, while growth continued in specialty stores. Pre-orders for winter sports equipment have started. Judging from the orders already received, the recovery of the winter sports equipment market is inconsistent.

"Amer Sports Q1 sales fell somewhat short of target. Apparel and footwear as well as cycling achieved solid growth. The weakening of the U.S. economy was seen particularly in the decrease of demand for Precor's products for home use. Positive sales development of winter sports equipment compared to the previous year is not yet indicative of the full-year picture; the amount of pre-orders for the upcoming season will be the decisive factor.

"The integration of Salomon and Atomic is proceeding, and the restructuring will be completed according to the planned schedule, during Q2.

"In this challenging market situation, we will adjust our costs. At the same time, we will systematically continue to implement our long-term strategy, create the prerequisites for improving our competitiveness and profitability, and strengthen our market position."

NET SALES AND EBIT

Amer Sports Q1 net sales decreased 5% to EUR 363.0 million. The sales development was particularly affected by the weakening of the U.S. dollar. Net sales in local currency terms increased 2%.

Net sales by business segment were as follows: Winter and Outdoor 44% (Winter Sports Equipment 23%), Ball Sports 40% and Fitness 16%. Winter and Outdoor sales increased 12%. Ball Sports sales decreased 12% and Fitness 23%. In local currency terms, net sales in Winter and Outdoor increased 15%. Ball Sports net sales decreased 4% and Fitness 13%.

The split of net sales by geographical segment was as follows: the Americas (North, South and Central America) 48%, EMEA (Europe, Middle East and Africa) 43%, and Asia Pacific 9%. Sales in EMEA increased 12% but declined by 16% in the Americas and by 5% in Asia Pacific. In local currency terms, net sales were up 13% in EMEA but down 6% in the Americas and 1% in Asia Pacific.

The Group's EBIT amounted to EUR 0.0 million (-7.8). The Winter and Outdoor business was behind the improvement of EBIT; its net sales increased 15% in local currencies.

Earnings before taxes were EUR -6.9 million (-14.6). Earnings per share came in at EUR -0.07 (-0.15). Net financial expenses amounted to EUR -6.9 million (-6.8).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 6.5 million (8.9). The Group's depreciation was EUR 7.6 million (8.1).

RESEARCH AND DEVELOPMENT

EUR 14.6 million (14.8) was invested in research and development, representing 4.0% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of March was EUR 501.0 million (EUR 588.2 million on December 31, 2007).

Net cash flow from operating activities after interest and taxes was EUR 118.1 million (141.3). Net cash flow from investing activities was EUR -3.9 million (-7.1).

In 2007, Amer Sports issued two private placement bonds for Finnish institutional investors. The total amount of the bonds, with maturities of two and four years, is EUR 150 million.

Of the EUR 575 million credit facility agreed upon in 2005, EUR 165 million was paid in June 2007. At the end of March, USD 100 million had been drawn on the credit facility and the committed unused portion was EUR 325 million. The credit facility will mature in 2011 and 2012.

Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 314 million had been used at the end of the period.

Liquid assets amounted to EUR 34.4 million (41.7) at the end of the period.

The equity ratio was 31.4% (34.3%) and gearing was 112% (95%).

BUSINESS SEGMENTS

WINTER AND OUTDOOR

EUR million	1-3/ 2008	1-3/ 2007	Change %	%*)	2007
Net sales					
Winter Sports Equipment	37.3	31.7	18	22	394.2
Apparel and Footwear	70.6	60.5	17	18	229.4
Cycling	33.5	30.2	11	13	114.1
Sports Instruments	20.6	21.4	-4	1	90.7
Discontinued operations	-	0.6			1.7
Net sales, total	162.0	144.4	12	15	830.1
EBIT	-14.6	-34.4	58	56	20.9

*) In local currency terms

Q1 net sales increased 15% in local currency terms. The breakdown of net sales was as follows: Winter Sports Equipment, 23%, Apparel and Footwear, 43%, Cycling, 21%, and Sports Instruments, 13%. EMEA accounted for 69%, the Americas for 22%, and Asia Pacific for 9% of net sales. Sales in local currencies were up 35% in Asia Pacific, 13% in EMEA, and 10% in the Americas.

Earnings before interest and taxes (EBIT) improved to EUR -14.6 million (-34.4). The improvement was due to strong growth in the profitability of Apparel and Footwear and an increase in Winter Sports Equipment sales on the previous year.

Business areas

Net sales of Winter Sports Equipment increased 22% in local currency terms. Sales of both Atomic and Salomon were fuelled by increased demand for alpine skiing equipment in Central Europe. The cross-country skiing equipment market was still extremely challenging. Positive sales development of winter sports equipment compared to the previous year is not indicative of the full-year picture; the amount of pre-orders for the upcoming season will be the decisive factor. These orders vary greatly, both geographically and by product category, and there are also great differences between customer segments.

The restructuring of the winter sports equipment business announced in January 2008 will streamline the industrial processes of Atomic and Salomon, as different sites will be specializing in their own strengths. The changes are estimated to reduce approximately 400 positions globally during 2008. Labor negotiations with employees are underway, and they are expected to be complete during Q2. Annual cost savings are expected to amount to EUR 20 million, starting from 2009.

Sales of apparel and footwear continued to soar: net sales increased 18% in local currencies. The popularity of trail running continues to grow, and Salomon has strengthened its position as a manufacturer of technical trail running shoes. Indeed, Salomon's Wings running shoes have received a very favorable reception in the market. Judging from the pre-orders for apparel and footwear made for fall/winter 2008/09, continued solid sales development can be expected.

The number of cycling enthusiasts world-wide continues to increase. Bicycle component manufacturer Mavic had a good start for the year, its net sales increasing 13% in local currency terms.

Sports instruments net sales were on par with the previous year in local currency terms. Sales are expected to increase during Q2 with new product launches; for instance, Suunto's revised t-line wristop computers will be hitting the market. It is believed that these will help to return Suunto to a growth track.

BALL SPORTS

EUR million	1-3/ 2008	1-3/ 2007	Change %	%*)	2007
Net sales					
Racquet Sports	62.6	65.1	-4	3	236.0
Team Sports	58.0	66.7	-13	-2	195.5
Golf	23.4	31.8	-26	-21	99.4
Net sales, total	144.0	163.6	-12	-4	530.9
EBIT	15.7	19.8	-21	-12	48.2

*) In local currency terms

Q1 net sales decreased 4% in local currency terms. The breakdown of net sales was as follows: Racquet Sports 44%, Team Sports 40% and Golf 16%. The Americas accounted for 65%, EMEA for 25%, and Asia Pacific for 10% of net sales. Sales in local currencies were up 8% in EMEA and down 5% in the Americas. The decline of 21% in Asia was mainly due to licensing of the Golf business in Japan.

EBIT in local currency terms was down 12% to EUR 15.7 million.

Business areas

Racquet Sports net sales increased 3% in local currencies. Wilson retained its solid position in the racquet market. Accessories and strings were the fastest-growing businesses.

Team Sports net sales declined 2% in local currency terms. Demand in large sports equipment chains softened, whereas sales in specialty stores saw favorable development.

Golf net sales decreased 21% in local currency terms. Wilson's sales were cut by the decision made in 2007 to license the golf business in Japan and close down golf ball production in the United States. In addition to this, the softening of the economy and increased share of private labels decreased Wilson's sales to department stores in the United States. In Europe, the Golf business developed favorably.

FITNESS

EUR million	Q1/ 2008	Q1/ 2007	Change %	%*)	2007
Net sales	57.0	73.8	-23	-13	291.0
EBIT	3.7	9.9	-63	-57	37.2

*) In local currency terms

Q1 net sales decreased 13% in local currency terms. The Americas accounted for 77%, EMEA for 17%, and Asia Pacific for 6% of net sales. In local currency terms, sales were up 29% in EMEA, and down 10% in Asia Pacific and 19% in the Americas.

Due to the considerable fall in sales, EBIT decreased to EUR 3.7 million (9.9).

The softening of consumer demand in the United States had a noticeable impact on the demand for Precor's products for home use.

Sales to health clubs continued to thrive in North America and EMEA. Sales were promoted by the successful launch of the AMT (Adaptive Motion Trainer) in EMEA and Asia Pacific.

PERSONNEL

At the end of the period, the Group had 6,351 employees (6,635). The Group had an average of 6,319 employees (6,612) during the review period.

	March 31, 2008	March 31, 2007	December 31, 2007
Winter and Outdoor	3,746	3,892	3,701
Ball Sports	1,703	1,898	1,891
Fitness	838	788	815
Headquarters	64	57	58
Total	6,351	6,635	6,465

	March 31, 2008	March 31, 2007	December 31, 2007
EMEA	3,419	3,372	3,330
Americas	2,393	2,680	2,557
Asia Pacific	539	583	578
Total	6,351	6,635	6,465

AMER SPORTS SHARES AND SHAREHOLDERS

At the end of the review period Amer Sports had 12,300 registered shareholders. Non-Finnish nationals owned 47.7% (59.9%) of the shares.

During the period, a total of 57.2 million Amer Sports shares were traded on the Helsinki Stock Exchange to a total value of EUR 782.8 million. The share turnover was 79.2% (of the average number of shares excluding own shares).

At the close of the review period, the last trade in Amer Sports Corporation shares was completed at a price of EUR 12.75. The high for the period on the Helsinki Stock Exchange was EUR 19.00 and the low EUR 11.91. The average share price was EUR 13.67.

On March 31, 2008, the company had a market capitalization of EUR 925.7 million excluding own shares (1,182.9).

The company has 445,000 own shares. The number of own shares corresponds to 0.6% of all Amer Sports shares.

At the end of 2007, shares were subscribed for with warrants as follows.

Warrant	Increase in share capital, number	Increase in share capital, EUR
2002	649,113	2,596,452
2003	26,100	104,400
2004	44,793	179,172

The increases in share capital were entered in the Trade Register on February 13, 2008.

On March 31, 2008, the company's registered share capital was EUR 292,182,204 and the total number of shares was 73,045,551.

Flaggings

On January 11, 2008, Amer Sports received information to the effect that Orkla ASA (Norwegian business ID 910 747 711) had acquired 300,000 Amer Sports Corporation shares on January 10,

2008. The number of shares now held by Orkla is 3,887,880, corresponding to 5.4% of Amer Sports Corporation share capital and voting rights.

On January 23, 2008, the company received information to the effect that as a result of an agreement entered into between Novator Finland Oy, Ajanta Oy and its fully-owned subsidiary Ajanta N.V, these companies' shareholding in Amer Sports Corporation may exceed one-fifth (1/5) of the shares and voting rights in Amer Sports Corporation. On January 22, 2008, Novator Finland Oy, Ajanta Oy and Ajanta N.V. entered into an agreement regarding, among other things, the use of voting power in Amer Sports Corporation. The agreement is effective until June 30, 2009, or for as long as these companies own shares or forward contracts related to shares in Amer Sports Corporation, or until the agreement is terminated. The potential shareholding of Novator Finland Oy and Ajanta N.V. in Amer Sports Corporation was in total 20.31%, or 14,688,917 shares.

On January 24, 2008, Amer Sports Corporation received information to the effect that Novator Finland Oy's shareholding in Amer Sports Corporation may exceed one-fifth (1/5) of the shares and voting rights in Amer Sports Corporation as a result of forward contracts on January 23, 2008. As a result, the agreement regarding Amer Sports Corporation between Novator Finland Oy, Ajanta Oy and its fully-owned subsidiary Ajanta N.V. ceased to be effective; and Ajanta Oy's potential shareholding in Amer Sports Corporation fell below one-twentieth (1/20) of the shares and voting rights in Amer Sports Corporation.

On February 19, 2008, Amer Sports Corporation received information to the effect that Nordea Bank AB has notified that part of its forward market transactions has been closed and that Nordea Bank Finland Oyj has sold 12,748,100 Amer Sports Corporation shares. As a result, Nordea Group's and Nordea Bank Finland Oyj's holdings of Amer Sports Corporation have fallen below 1/20. Nordea Group holds in total 0.55% of Amer Sports Corporation share capital and voting rights (402,068 shares).

On February 20, 2008, Amer Sports Corporation received information to the effect that Novator Finland Oy's shareholding in Amer Sports Corporation exceeded on February 19, 2008 one-fifth (1/5) or 20.11% of Amer Sports Corporation share capital and voting rights (14,688,900 shares). On January 23, 2008, Novator Finland Oy notified that it holds forward contracts for 12,748,100 shares in Amer Sports Corporation that mature on June 19, 2008. Because Novator Finland Oy sold these forward contracts on February 19, 2008, the maturity of the above-mentioned forward contracts will not result in any changes in the shareholding of Novator Finland Oy in Amer Sports Corporation.

On March 20, 2008, Amer Sports Corporation received information to the effect that Novator Finland Oy's shareholding in Amer Sports Corporation has fallen below 15% of Amer Sports Corporation share capital and voting rights. Novator Finland Oy's combined direct and indirect shareholding was still 20.11% of shares and voting rights. On March 19, 2008, Novator Finland Oy sold 7,000,000 shares and signed an OMX forward contract for 7,000,000 shares, corresponding to 9.58% of the company's shares. Novator Finland Oy's direct shareholding in Amer Sports was 7,668,900 shares, corresponding to 10.53% of shares and voting rights. When the OMX forward contracts mature on May 16, 2008, Novator Finland Oy's shareholding in Amer Sports will exceed 1/5 of the company's shares and voting rights.

On March 20, 2008, Amer Sports Corporation received information to the effect that the total number of shares held by the mutual funds and separate accounts managed by the affiliated investment adviser of Franklin Resources Inc, represents 4.96% of Amer Sports Corporation's share capital and voting rights.

On March 20, 2008, Amer Sports Corporation received information to the effect that Nordea Bank AB's (publ) (Swedish business ID 516406-0120) Finnish affiliated company Nordea Bank Finland Plc (1680235-8) had acquired 3,500,000 Amer Sports Corporation shares on March 19, 2008. With the shares acquired by Nordea Bank Finland Plc, Nordea Group holdings of Amer Sports

Corporation exceeded one-twentieth (1/20) or 5.25% of Amer Sports Corporation share capital and voting rights (3,837,639 shares). Nordea Bank Finland Plc had also made forward market transactions involving Amer Sports Corporation. When the May 2008 forward market transactions mature, Nordea Bank Finland Plc and Nordea Group holdings of Amer Sports Corporation will fall below 1/20.

In accordance with Chapter 2, section 9 of the Securities Market Act, Amer Sports Corporation has reported the above-mentioned transactions in stock exchange releases, which are available on the company's website at www.amersports.com.

RESOLUTIONS OF THE ANNUAL GENERAL MEETING

As decided by the Annual General Meeting on March 5, 2008, a dividend of EUR 0.50 was paid per share. The dividend payout date was March 18, 2008.

The AGM confirmed that the number of Board members shall be seven (7). Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo, Anssi Vanjoki and Pirjo Väliaho were re-elected members of the Board of Directors. The Board's term of service will run through the 2009 Annual General Meeting.

The annual remuneration paid to the members of the Board was approved as follows: Chairman EUR 80,000, Vice Chairman EUR 50,000 and other members EUR 40,000. 40% of the annual remuneration is paid in the form of Company shares and 60% in cash. A member of the Board is not allowed to sell or transfer any of these shares to any third party during the term of their respective Board membership. However, this limitation is only valid for, at most, five years after the acquisition of the shares. The President of Amer Sports Corporation does not receive any additional remuneration in respect of his Board membership.

The AGM elected Authorized Public Accountants PricewaterhouseCoopers Oy to act as the auditor of the Company, with Jouko Malinen, Authorized Public Accountant, as the auditor in charge of the audit. It was decided that the auditor's fee will be paid as per invoice.

COMPOSITION OF THE BOARD OF DIRECTORS

At its first meeting immediately following the AGM, the Board of Directors elected Anssi Vanjoki Chairman and Ilkka Brotherus Vice Chairman. Anssi Vanjoki (Chairman of the Committee), Tuomo Lähdesmäki, Pirjo Väliaho and Felix Björklund were elected members of the Remuneration Committee. Ilkka Brotherus (Chairman of the Committee), Anssi Vanjoki, Timo Maasilta and Felix Björklund were elected members of the Nomination Committee. Tuomo Lähdesmäki (Chairman of the Committee), Felix Björklund and Timo Maasilta were elected members of the Audit Committee. Kristiina Huttunen, Vice President, Legal Affairs, acts as secretary to the Amer Sports Corporation Board.

As announced in the stock exchange release on March 3, 2008, the board's nomination committee immediately launched the process of determining the board's new composition.

EXTRAORDINARY GENERAL MEETING

On March 5, 2008, Amer Sports Corporation shareholder Novator Finland demanded, in accordance with chapter 5, section 4 of the Finnish Companies Act (624/2006), that an Extraordinary General Meeting of Amer Sports Corporation be convened as soon as possible to elect a new Board of Directors for the company and to replace the members of the Board of Directors elected in the Annual General Meeting held on March 5, 2008.

On April 4, 2008, Amer Sports Corporation Board of Directors summoned the Company's shareholders to an extraordinary general meeting to be held on June 4, 2008, in which the propositions by the Nomination Committee of the Amer Sports Corporation Board's Nomination

Committee and Novator Finland Oy to release the Company's current Board members from their positions and to elect a new Board of Directors were heard. The invitation to the extraordinary general meeting is available on the company's website at www.amersports.com.

BUSINESS RISKS AND UNCERTAINTY FACTORS

Amer Sports Corporation's short-term risks are particularly associated with consumer demand in North America and advance sales of winter sports equipment. Further information on the Company's business risks and uncertainty factors is available in the Company's Annual Report and website at www.amersports.com -> Investors.

EVENTS AFTER THE REVIEW PERIOD

Amer Sports Corporation sold its corporate headquarters building, located at Mäkelänkatu 91, to Catella Real Estate AG for 23 million euros on April 24, 2008. Amer Sports books a capital gain of approximately 13 million euros in its second quarter result. The company will remain in the building as its primary tenant.

FUTURE OUTLOOK AND GUIDANCE

The weakened U.S. dollar and the softening of North American consumer demand is creating uncertainty with regard to the full-year outlook. Based on received pre-orders, the development of the winter sports equipment market seems inconsistent. Full-year EBIT, excluding non-recurring other income, is estimated to improve on the previous year.

Guidance announced in February:

- In 2008 Amer Sports aims to achieve a 5% increase in net sales in local currencies. It is estimated that Amer Sports EBIT will amount to EUR 100-130 million (comparison EBIT for 2007 excluding non-recurring items amounted to EUR 92.2 million).
- Earnings per share are estimated to come in at EUR 0.75-1.00 (comparison earnings for 2007 excluding non-recurring items was EUR 0.70).

The Company will aim to specify its guidance further when publishing Q2 result.

The interim report has been prepared in compliance with IAS 34. Accounting policies and the calculation of key figures have been presented in the Group's 2007 Annual Report, and no amendments have been made to these.

Unaudited

EUR million

CONSOLIDATED RESULTS

	1-3/2008	1-3/2007	Change %	2007
NET SALES	363.0	381.8	-5	1,652.0
Cost of goods sold	-217.4	-237.9		-987.6
GROSS PROFIT	145.6	143.9	1	664.4
License income	4.0	4.8		18.0
Other operating income	1.9	1.1		7.9
R&D expenses	-14.6	-14.8		-57.7
Selling and marketing expenses	-103.3	-110.1		-407.6
Administrative and other expenses	-33.6	-32.7		-132.8
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-	-		-42.7
EARNINGS BEFORE INTEREST AND TAXES	0.0	-7.8		49.5
% of net sales	0.0	-2.0		3.0
Financing income and expenses	-6.9	-6.8		-24.9
EARNINGS BEFORE TAXES	-6.9	-14.6	53	24.6
Taxes	1.7	3.6		-6.1
NET RESULT	-5.2	-11.0	53	18.5
Attributable to:				
Equity holders of the parent company	-5.2	-11.0		18.1
Minority interests	0.0	0.0		0.4
Earnings per share, EUR	-0.07	-0.15		0.25
Earnings per share, diluted, EUR	-0.07	-0.15		0.25
Adjusted average number of shares in issue less own shares, million	72.3	72.0		72.0
Adjusted average number of shares in issue less own shares, diluted, million	72.6	72.5		73.0
Equity per share, EUR	6.13	6.98		7.04
ROCE, % *)	5.6	11.1		4.8
ROE, %	-4.4	-8.3		3.5
Average rates used:				
EUR 1.00 = USD	1.49	1.31		1.37

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the result for the period.

NET SALES BY BUSINESS SEGMENTS

	1-3/2008	1-3/2007	Change %	2007
Winter and Outdoor	162.0	144.4	12	830.1
Ball Sports	144.0	163.6	-12	530.9
Fitness	57.0	73.8	-23	291.0
Total	363.0	381.8	-5	1,652.0

EBIT BY BUSINESS SEGMENTS

	1-3/2008	1-3/2007	Change %	2007
Winter and Outdoor	-14.6	-34.4	58	20.9
Ball Sports	15.7	19.8	-21	48.2
Fitness	3.7	9.9	-63	37.2
Headquarters	-4.8	-3.1		-14.1
	0.0	-7.8		92.2
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-			-42.7
Total	0.0	-7.8		49.5

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-3/2008	1-3/2007	Change %	2007
Americas	173.1	207.2	-16	774.1
EMEA	157.7	140.8	12	704.9
Asia Pacific	32.2	33.8	-5	173.0
Total	363.0	381.8	-5	1,652.0

CONSOLIDATED CASH FLOW STATEMENT

	1-3/2008	1-3/2007	2007
EBIT	0.0	-7.8	49.5
Depreciation and adjustments to cash flow from operating activities	7.0	9.1	30.5
Change in working capital	123.8	151.1	26.3
Cash flow from operating activities before financing items and taxes	130.8	152.4	106.3
Interest paid and received	-7.4	-5.4	-21.7
Income taxes paid	-5.3	-5.7	-26.5
Cash flow from operating activities	118.1	141.3	58.1
Company divestments	2.6		
Capital expenditure on non-current tangible and intangible assets	-6.5	-8.9	-58.3
Proceeds from sale of tangible non-current assets		1.8	4.0
Proceeds from sale of available-for-sale investments			1.7
Proceeds from non-current loan receivables			1.0
Cash flow from investing activities	-3.9	-7.1	-51.6
Dividends paid	-36.3	-36.0	-36.2
Issue of shares			10.6
Repurchases of own shares			-7.5
Change in net debt and other financial items	-111.1	-101.9	49.9
Cash flow from financing activities	-147.4	-137.9	16.8
Liquid funds at 1 Jan	68.0	45.5	45.5
Translation differences	-0.4	-0.1	-0.8
Change in liquid funds	-33.2	-3.7	23.3

Liquid funds at 31 Mar/31 Dec	34.4	41.7	68.0

CONSOLIDATED BALANCE SHEET

	31 Mar 2008	31 Mar 2007	31 Dec 2007
Assets			
Goodwill	259.3	287.6	270.9
Other intangible non-current assets	204.7	210.1	209.5
Tangible non-current assets	132.5	117.3	135.9
Other non-current assets	66.5	51.9	66.3
Inventories and work in progress	301.5	315.7	299.2
Receivables	423.5	453.6	594.7
Cash and cash equivalents	34.4	41.7	68.0
Assets	1,422.4	1,477.9	1,644.5
Shareholders' equity and liabilities			
Shareholders' equity	447.4	506.9	509.7
Long-term interest-bearing liabilities	217.5	250.1	218.6
Other long-term liabilities	17.6	21.7	18.7
Current interest-bearing liabilities	317.9	275.1	437.6
Other current liabilities	340.4	363.2	372.0
Provisions	81.6	30.9	87.9
Shareholders' equity and liabilities	1,422.4	1,477.9	1,644.5
Equity ratio, %	31.4	34.3	31.0
Gearing, %	112	95	115
EUR 1.00 = USD	1.58	1.33	1.47

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share captal	Premium fund	Fund for own shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interests	Total shareholders' equity
Balance at 1 Jan 2007	286.8	6.9		-41.5	4.2	296.1	552.5	3.6	556.1
Translation differences				-3.3			-3.3		-3.3
Cash flow hedges					1.1		1.1		1.1
Net income recognized directly in equity				-3.3	1.1		-2.2		-2.2
Net result						-11.0	-11.0		-11.0
Total recognized income and expense for the period				-3.3	1.1	-11.0	-13.2		-13.2
Dividend distribution						-36.0	-36.0		-36.0
Warrants							0.0		0.0
Warrants exercised	1.5	-1.5					0.0		0.0
	1.5	-1.5				-36.0	-36.0		-36.0

Balance at 31 Mar 2007	288.3	5.4		-44.8	5.3	249.1	503.3	3.6	506.9
Balance at 1 Jan 2008	289.3	15.0	-7.5	-66.8	-2.7	278.9	506.2	3.5	509.7
Translation differences				-17.7			-17.7		-17.7
Cash flow hedges					-2.5		-2.5		-2.5
Net income recognized directly in equity				-17.7	-2.5		-20.2		-20.2
Net result						-5.2	-5.2	0.0	-5.2
Total recognized income and expense for the period				-17.7	-2.5	-5.2	-25.4	0.0	-25.4
Dividend distribution						-36.3	-36.3	0.0	-36.3
Warrants						0.3	0.3		0.3
Warrants exercised	2.9	-2.9					0.0		0.0
Other change in minority interests								-0.9	-0.9
	2.9	-2.9				-36.0	-36.0	-0.9	-36.9
Balance at 31 Mar 2008	292.2	12.1	-7.5	-84.5	-5.2	237.7	444.8	2.6	447.4

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Mar 2008	31 Mar 2007	31 Dec 2007
Mortgages pledged	2.6	3.5	2.8
Guarantees	4.9	4.6	4.5
Liabilities for leasing and rental agreements	94.1	110.5	105.7
Other liabilities	42.5	44.8	48.2

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Mar 2008	31 Mar 2007	31 Dec 2007
Nominal value			
Foreign exchange forward contracts	498.2	351.3	417.1
Forward rate agreements	0.0	200.0	100.0
Interest rate swaps	213.3	225.1	217.9
Fair value			
Foreign exchange forward contracts	11.5	2.8	0.0
Forward rate agreements	0.0	0.2	0.0
Interest rate swaps	-4.0	5.6	-1.6

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

NET SALES	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Winter and Outdoor	162.0	304.9	280.6	100.2	144.4	387.1	291.2	103.0
Ball Sports	144.0	107.0	109.9	150.4	163.6	111.5	120.3	159.5
Fitness	57.0	85.2	72.3	59.7	73.8	83.0	60.4	59.3
Total	363.0	497.1	462.8	310.3	381.8	581.6	471.9	321.8

EBIT	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Winter and Outdoor	-14.6	35.2	48.9	-28.8	-34.4	56.3	48.0	-26.4
Ball Sports	15.7	8.0	5.4	15.0	19.8	5.2	7.9	17.2
Fitness	3.7	13.0	8.1	6.2	9.9	12.7	6.0	4.1
Headquarters	-4.8	-2.5	-3.3	-5.2	-3.1	-4.5	-4.0	-3.9
	0.0	53.7	59.1	-12.8	-7.8	69.7	57.9	-9.0
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-	-42.7	-	-	-	-	-	-
Total	0.0	11.0	59.1	-12.8	-7.8	69.7	57.9	-9.0

All forecasts and estimates presented in this report are based on the management's current judgment of the economic environment. The actual results may differ significantly.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210

PRESS AND ANALYST CONFERENCE

A combined news conference, conference call and live webcast concerning the financial statements will be held on April 29, 2008, at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held in English. For instructions on how to participate in the conference call, visit the Amer Sports website at www.amersports.com. An on-demand webcast of the conference will be available on the website on April 29, 2008, at approximately 6:00 pm Finnish time.

The conference call numbers are:
+1 334 323 6201 (if calling from the U.S.)
+44 (0)20 7162 0025 (if calling from the rest of the world)

FINANCIAL REPORTING

In 2008, Amer Sports will publish its interim results as follows:
- for the January to June period, on Wednesday, August 6, 2008
- for the January to September period, on Tuesday, October 28, 2008

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
OMX Nordic Exchange Helsinki
Major media
www.amersports.com

END